

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2021

Sean Macnew
Chief Financial Officer
Group Nine Acquisition Corp.
568 Broadway
Floor 10
New York, New York 10012

> **Re: Group Nine Acquisition Corp.**
> **Amendment No. 1 to Form S-1**
> **Filed January 6, 2021**
> **File No. 333-251560**

Dear Mr. Macnew:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 1 to Form S-1 Filed January 6, 2021

Our warrant agreement will designate the courts of the State of New York..., page 44

1.   We note the disclosures here and in the Warrant Agreement are silent with respect to actions under the Securities Act. Please specifically reference whether such actions are covered. We may have additional comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction